Filed Pursuant to Rule 433

Registration Nos. 333-127215 and 333-142722

May 8, 2007

Unitrin, Inc.

Summary of Terms

$360,000,000 6.00% Senior Notes due May 15, 2017

Issuer:	Unitrin, Inc.
Ratings:	Baa1/BBB+
Note Type:	Senior Notes
Legal Format:	SEC Registered
Principal Amount:	$360,000,000. This represents an increase of $60,000,000 from the aggregate principal amount of notes set forth on the cover page of the Preliminary Prospectus Supplement dated May 7, 2007.
Trade Date:	May 8, 2007
Settlement Date (T+3 days):	May 11, 2007
Maturity Date:	May 15, 2017
Interest Rate:	6.00%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	May 15 and November 15
First Pay Date:	November 15, 2007
Day Count:	30/360
Pricing Benchmark:	4.625% due 2/2017
Benchmark Spot	99-28+
Benchmark Yield:	4.638%
Reoffer Spread to Benchmark:	+145 bps
Reoffer Yield:	6.088%
Reoffer Price:	99.347%
Gross Proceeds:	$357,649,200
Use of Proceeds:	Net proceeds will be used to repay the $300,000,000 aggregate principal amount of Unitrin, Inc.’s 5.75% Senior Notes due July 1, 2007 and for general corporate purposes. Pending repayment of its 5.75% Senior Notes, Unitrin, Inc. may invest the net proceeds from this offering in short-term marketable securities.
Optional Redemption:	At the greater of 100% of the principal amount of the notes or at a make-whole of a discount rate of Treasury plus 25 basis points
Minimum Denomination:	$1,000 x $1,000
Joint Bookrunning Managers:	Goldman, Sachs & Co., Wachovia Capital Markets, LLC
Senior Co-Managers:	J.P. Morgan Securities Inc., Wells Fargo Securities, LLC
Co-Managers:	The Williams Capital Group, L.P., BNY Capital Markets, Inc., Wedbush Morgan Securities Inc., Piper Jaffray & Co., Fifth Third Securities, Inc., Morgan Keegan & Company, Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., Cochran Caronia Waller Securities LLC
CUSIP Number:	913275 AC7
ISIN Number:	US913275AC73

Unitrin Inc. has filed two registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in those registration statements and other documents Unitrin Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained from Goldman, Sachs & Co. by calling 1-866-471-2526 or from Wachovia Capital Markets, LLC by calling 1-866-289-1262.